
Mail Stop 4628

May 2, 2018

<u>Via E-mail</u>
John L. Sennott, Jr.
Chief Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

> **Re: Alleghany Coproation**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 1-09371**

Dear Mr. Sennott:

We refer you to our comment letter dated April 5, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
   Assistant Director
   Division of Corporation Finance